Exhibit 99.3

ASML - Summary IFRS Consolidated Statements of Operations¹

	Three months ended,		Twelve months ended,
	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006
(Amounts in thousands EUR)
Net system sales	456,016	978,589	2,227,678	3,229,064
Net service sales	91,853	88,937	301,289	368,040
Net sales	547,869	1,067,526	2,528,967	3,597,104

Cost of sales	358,259	649,643	1,583,189	2,183,020
Gross profit	189,610	417,883	945,778	1,414,084

Research and development costs, net of credits	55,557	78,643	230,525	290,290
Selling, general and administrative expenses	48,182	52,276	205,334	204,362
Total expenses	103,739	130,919	435,859	494,652

Operating income	85,871	286,964	509,919	919,432
Financial expense, net	(11,671)	1,615	(49,368)	(37,214)

Income before income taxes	74,200	288,579	460,551	882,218
Provision for income taxes	(16,863)	(79,899)	(127,725)	(246,234)
Net income	57,337	208,680	332,826	635,984

ASML - Summary IFRS Consolidated Balance Sheets¹

	Dec 31, 2005	Dec 31, 2006
(Amounts in thousands EUR)
ASSETS
Cash and cash equivalents	1,904,609	1,655,857
Accounts receivable, net	302,572	672,762
Inventories, net	777,200	808,481
Other current assets	125,802	147,683
Total current assets	3,110,183	3,284,783

Deferred tax asset	282,833	315,180
Other assets	31,873	31,360
Intangible assets	98,545	139,913
Property, plant and equipment	278,581	270,890
Total assets	3,802,015	4,042,126
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,392,099 [3]	1,181,944
Convertible subordinated bonds	320,584 [3]	333,220
Long term debt and deferred liabilities	268,361	247,979
Shareholders’ equity	1,820,971	2,278,983
Total liabilities and Shareholders’ equity	3,802,015	4,042,126

ASML - Summary IFRS Consolidated Statements of Cash Flows¹

Three months ended,			Twelve months ended,
(Amounts in thousands EUR)	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	57,337	208,680	332,826	635,984
Depreciation and amortization	43,685	52,735	122,589	149,556
Change in tax assets and liabilities	(38)	(47,650)	142,674	25,037
Change in assets and liabilities	136,125	178,465	211,795	(238,779)
Net cash provided by operating activities	237,109	392,230	809,884	571,798
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(51,604)	(51,070)	(172,427)	(165,031)
Disposals	8,794	2,474	13,235	5,216
Net cash used in investing activities	(42,810)	(48,596)	(159,192)	(159,815)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash used for share buyback	-	(277,635)	-	(678,385)
Proceeds from share issuance	5,530	13,479	15,828	37,630
Excess tax benefits from stock options	-	1,116	-	1,116
Redemption and/or repayment of loans	(307)	(7,395)	(12,949)	(8,318)
Net cash provided by (used in) financing activities	5,223	(270,435)	2,879	(647,957)
Net cash flow	199,522	73,199	653,571	(235,974)
Effect of changes in exchange rates on cash	5,324	1,769	22,908	(12,778)
Net increase (decrease) in cash and cash equivalents	204,846	74,968	676,479	(248,752)

ASML - Quarterly Summary IFRS Consolidated Statements of Operations¹

	Three months ended,
	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006	Dec 31, 2006
(Amounts in millions EUR)

Net system sales	456.0	553.1	840.8	856.5	978.6
Net service sales	91.9	76.3	100.9	101.9	88.9
Net sales	547.9	629.4	941.7	958.4	1,067.5

Cost of sales	358.3	383.3	568.0	582.0	649.6
Gross profit	189.6	246.1	373.7	376.4	417.9

Research & development costs, net of credits	55.6	64.1	71.0	76.5	78.6
Selling, general and administrative expenses	48.1	50.3	50.4	51.4	52.3
Total expenses	103.7	114.4	121.4	127.9	130.9

Operating income	85.9	131.7	252.3	248.5	287.0
Financial expense, net	(11.7)	(15.3)	(12.8)	(10.8)	1.6
Income before income taxes	74.2	116.4	239.5	237.7	288.6
Provision for income taxes	(16.9)	(31.6)	(69.9)	(64.8)	(79.9)
Net income	57.3	84.8	169.6	172.9	208.7

ASML - Summary IFRS Consolidated Balance Sheets¹

	Dec 31, 2005		April 2, 2006	July 2, 2006	Oct 1, 2006	Dec 31, 2006
(Amounts in millions EUR)
ASSETS
Cash and cash equivalents	1,904.6		1,671.1	1,731.5	1,580.9	1,655.8
Accounts receivable, net	302.6		447.4	540.3	674.5	672.8
Inventories, net	777.2		940.4	916.2	837.2	808.5
Other current assets	125.8		113.2	126.8	157.5	147.7
Total current assets	3,110.2		3,172.1	3,314.8	3,250.1	3,284.8

Deferred tax asset	282.8		275.5	257.2	253.7	315.1
Other assets	31.9		32.0	32.7	31.7	31.4
Intangible assets	98.5		114.1	127.0	134.5	139.9
Property, plant and equipment	278.6		278.1	287.0	281.5	270.9
Total assets	3,802.0		3,871.8	4,018.7	3,951.5	4,042.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,392.1	[2]	1,365.4	1,657.2	1,530.6	1,181.9
Convertible subordinated bonds	320.6	[2]	324.2	328.1	332.1	333.2
Long term debt and deferred liabilities	268.4		267.8	259.8	228.7	248.0
Shareholders’ equity	1,820.9		1,914.4	1,773.6	1,860.1	2,279.0
Total liabilities and Shareholders’ equity	3,802.0		3,871.8	4,018.7	3,951.5	4,042.1

ASML - Summary IFRS Consolidated Statements of Cash Flows¹

	Three months ended,
	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006	Dec 31, 2006
(Amounts in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	57.3	84.8	169.6	172.9	208.7
Depreciation and amortization	43.7	26.9	26.0	43.9	52.7
Change in tax assets and liabilities	-	(52.1)	66.6	58.2	(47.7)
Change in assets and liabilities	136.1	(256.3)	88.0	(249.0)	178.5
Net cash provided by (used in) operating activities	237.1	(196.7)	350.2	26.0	392.2
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(51.6)	(39.3)	(34.2)	(40.5)	(51.1)
Disposals	8.8	0.7	0.7	1.4	2.5
Net cash used in investing activities	(42.8)	(38.6)	(33.5)	(39.1)	(48.6)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash used for share buyback	-	-	(252.6)	(148.1)	(277.6)
Proceeds from share issuance	5.5	7.9	6.8	9.4	13.5
Excess tax benefits from stock option	-	-	-	-	1.1
Redemption and/or repayment of loans	(0.3)	(0.3)	(0.3)	(0.3)	(7.4)
Net cash provided by (used in) financing activities	5.2	7.6	(246.1)	(139.0)	(270.4)
Net cash flow	199.5	(227.7)	70.6	(152.1)	73.2
Effect of changes in exchange rates on cash	5.4	(5.8)	(10.2)	1.5	1.8
Net increase (decrease) in cash and cash quivalents	204.9	(233.5)	60.4	(150.6)	75.0

1)	Except for balance sheet data as of December 31, 2005 all figures are unaudited.
2)

Since December 31, 2005 current liabilities include ASML’s 5.75 percent Convertible Subordinated Notes due October 15, 2006. In previously published balance sheets, this was presented under convertible subordinated bonds.

ASML - Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation

ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU – accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.

For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Recognition of revenues

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and over the life of the contract respectively. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The costs of providing services under extended and enhanced warranty are recognized when occurred.

Pensions

Under IFRS, ASML applies IAS 19, “Employee benefits”, in accounting for its multi-employer defined benefit plans. In accordance with IAS 19, ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan, as the multi-employer union managing the plan, informed ASML that:

•	its internal administrative systems are not organized to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan; and
•	that it will not provide any data with respect to the multi-employer pension fund other than it is required to make publicly available via its annual report.

ASML – Reconciliation U.S. GAAP – IFRS¹

Net income	Three months ended,		Twelve months ended,
	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006
(Amounts in thousands EUR)
Net income under U.S. GAAP	51,621	205,525	311,464	624,689
Share-based Payments (see Note 1)	197	(5,657)	(9,435)	(3,855)
Capitalization of development costs (see Note 2)	10,504	9,921	51,814	38,953
Convertible Subordinated Notes (see Note 3)	(4,985)	(1,109)	(21,017)	(23,803)
Net income under IFRS	57,337	208,680	332,826	635,984

Shareholders’ Equity
	Dec 31, 2005	April 2, 2006	July 2, 2006	Oct 1, 2006	Dec 31, 2006
(Amounts in thousands EUR)
Shareholders’ equity under U.S. GAAP	1,711,837	1,800,394	1,657,449	1,741,492	2,156,455
Share-based Payments (see Note 1)	2,100	2,460	2,095	5,269	343
Capitalization of development costs (see Note 2)	51,815	64,002	74,314	80,848	90,769
Convertible Subordinated Notes (see Note 3)	55,219	47,529	39,751	32,524	31,416
Shareholders’ equity under IFRS	1,820,971	1,914,385	1,773,609	1,860,133	2,278,983

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share-based Payments

Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.

Note 2 Capitalization of development expenditures

Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes

Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges. Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.